

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 30, 2009

Mr. Charles R. Oglesby
President and Chief Executive Officer
Asbury Automotive Group, Inc.
2905 Premiere Parkway NW, Suite 300
Duluth, Georgia 30097

> **Re: Asbury Automotive Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 11, 2008**
> **File No. 1-31262**

Dear Mr. Oglesby:

We have completed our review of your Form 8-K and have no further comments
at this time.

Sincerely,

Sarah Rottman
Assistant Chief Accountant